UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

LM Funding America, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

502074404
(CUSIP Number)

Bruce Rodgers
c/o LM Funding America, Inc.
1200 West Platt Street, Suite 100
Tampa, Florida 33606
813-222-8996

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Bruce Rodgers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 103,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 103,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

    This Schedule 13D/A, previously filed on November 28, 2022, is being refiled under both the Issuer’s Central Index Key (CIK) Number and the Reporting Person’s CIK Number, as it was inadvertently filed only under the Issuer’s CIK Number on November 28, 2022. Other than the addition of this Explanatory Note, no change to the Schedule 13D/A that was filed on November 28, 2022 is being made by this filing.
The following constitutes the Amendment No. 1 to Schedule 13D filed by the undersigned (the “Amendment”).

Item 1.	Security and Issuer.

This Amendment relates to the Common Stock, par value $0.001 per share (the “Shares”), of LM Funding America, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1200 West Platt Street, Suite 100, Tampa, FL 33606.

This Amendment is being filed to report a change in the ownership percentage of Mr. Rodgers. On October 28, 2021, the Issuer granted to Mr. Rodgers options (the “Options”) to purchase 1,800,000 Shares under the LM Funding America, Inc. 2021 Omnibus Incentive Plan and pursuant to a Stock Option Award Agreement. Pursuant to the Stock Option Award Agreement, one-third of the Options vested on October 28, 2022 and the remainder were scheduled to vest one-thirty sixth on a monthly basis thereafter, subject to certain terms and conditions.

On November 18, 2022, Mr. Rodgers and the Issuer mutually agreed to cancel all of the Options pursuant to a Stock Option Cancellation Agreement, as described under Item 3, including all of the vested and unvested Options. As a result, as of November 18, 2022, 1,800,000 Options held by Mr. Rodgers were cancelled and Mr. Rodgers no longer has the right to acquire any Shares pursuant to the Options.

Item 2.	Identity and Background.

(a) This statement is filed by Bruce Rodgers.

(b) The principal business address of Mr. Rodgers is 1200 West Platt Street, Suite 100, Tampa, Florida 33606.

(c) The principal business of Mr. Rodgers is serving as the Chairman, Chief Executive Officer, and President of the Issuer.

(d) Mr. Rodgers has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Rodgers has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rodgers is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 28, 2021, the Issuer granted to Mr. Rodgers Options to purchase 1,800,000 Shares of the Issuer with an exercise price of $5.95 per share under the LM Funding America, Inc. 2021 Omnibus Incentive Plan and pursuant to a Stock Option Award Agreement. On November 18, 2022, Mr. Rodgers and the Issuer entered into a Stock Option Cancellation Agreement, pursuant to which Mr. Rodgers and the Issuer acknowledged and agreed that the surrender and cancellation of the Options was without any expectation to receive, and was without any obligation on the Issuer to pay or grant, any cash, equity awards or other consideration presently or in the future in regard to the cancellation of the Options.

The foregoing description of the Stock Option Cancellation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Stock Option Cancellation Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Reference is made to Item 3, which is hereby incorporated by reference.

Mr. Rodgers intends to evaluate his holdings in the Issuer on an ongoing basis. Mr. Rodgers may, from time to time, acquire additional Shares or other securities of the Issuer. In addition, he may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. Such decisions will be based on various factors, including, without limitation, market conditions, the price at which such Shares can be purchased or sold, the financial condition and prospects of the Issuer, general economic, financial, market and industry conditions, and Mr. Rodgers’ personal financial condition. Pursuant to Mr. Rodgers’ continued service as Chairman, President and Chief Executive Officer of the Issuer, Mr. Rodgers may receive future equity awards from the Issuer in accordance with the applicable compensation plans, as may be in effect from time to time.

As Chief Executive Officer of the Issuer, Mr. Rodgers is involved in the oversight and management of the Issuer and setting policy for the Issuer. Mr. Rodgers also participates, as the Chairman of the Board of Directors of the Issuer, in the consideration of, and taking action on, significant corporate events and opportunities involving the Issuer. As a result, from time to time he may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D.

Except as otherwise described herein, Mr. Rodgers has no plan or proposal with respect to the Issuer in his capacity as a shareholder which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D. Mr. Rodgers reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type referenced above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)
As of the date of this Amendment, Mr. Rodgers beneficially owns 103,676 Shares, which represents approximately 0.8% of the outstanding Shares based on 13,091,883 Shares outstanding, which is the total number of Shares outstanding as of November 14, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2022. Mr. Rodgers does not have the sole power to vote or to dispose of any Shares. Mr. Rodgers has shared voting and dispositive power over 103,676 Shares, which includes (i) 10,084 Shares issuable upon the exercise of stock options held by Ms. Carollinn Gould, the spouse of Mr. Rodgers, that are currently exercisable, (ii) 92,487 Shares beneficially owned by the Bruce M. Rodgers Revocable Trust and Carol Linn Gould Revocable Trust, (iii) 853 Shares beneficially owned by BRR Holding, LLC, (iv) 232 Shares beneficially owned by the Bruce M. Rodgers IRA, and (v) 20 Shares beneficially owned by the Carollinn Gould IRA. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(c)	Except as described in this Amendment, Mr. Rodgers has not effected any transaction with respect to the Shares in the past 60 days.

(d)
To the best knowledge of Mr. Rodgers, Mr. Rodgers does not have and does not know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Shares beneficially owned by Mr. Rodgers.

(e)	As of November 18, 2022, Mr. Rodgers ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Rodgers and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
1	Form of Stock Option Cancellation Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on November 18, 2022)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2022

/s/ Bruce Rodgers
Bruce Rodgers